                                                                    EXHIBIT 99.1

RISK FACTORS

Investing in common stock of General Growth Properties, Inc. ("General Growth" or the "Company") involves risks. The risks described below should be considered before making a decision to invest in General Growth common stock. The risks described below are the significant risk factors, currently known and unique to the Company, that make an investment in General Growth common stock speculative or risky. If any of these risks occur, the Company's business, financial condition or results of operations could suffer, and all or part of an investment in General Growth could be lost.

RISKS RELATED TO REAL ESTATE INVESTMENTS

THE COMPANY INVESTS PRIMARILY IN REGIONAL MALL SHOPPING CENTERS AND OTHER RETAIL PROPERTIES, WHICH ARE SUBJECT TO A NUMBER OF SIGNIFICANT RISKS WHICH ARE BEYOND THE COMPANY'S CONTROL

Real property investments are subject to varying degrees of risk that may affect the ability of the Company's retail properties to generate sufficient revenues to meet operating and other expenses, including debt service, lease payments, capital expenditures and tenant improvements, and to make distributions to the Company and its stockholders. A number of factors may decrease the income generated by a retail property, including:

      - the regional and local economy, which may be negatively impacted by plant closings, industry slowdowns, adverse weather conditions, natural disasters and other factors;

      - local real estate conditions, such as an oversupply of, or a reduction in demand for, retail space or retail goods, and the availability and creditworthiness of current and prospective tenants;

      - perceptions by retailers or shoppers of the safety, convenience and attractiveness of the retail property; and

      - the convenience and quality of competing retail properties and other retailing options such as the Internet.

Income from retail properties and retail property values are also affected by applicable laws and regulations, including tax and zoning laws, and by interest rate levels and the availability and cost of financing.

THE COMPANY DEPENDS ON LEASING SPACE TO TENANTS ON ECONOMICALLY FAVORABLE TERMS AND COLLECTING RENT FROM THESE TENANTS, WHO MAY NOT BE ABLE TO PAY

The Company's results of operations will depend on its ability to continue to lease space in its properties on economically favorable terms. If the sales of stores operating in the Company's centers decline sufficiently, tenants might be unable to pay their existing minimum rents or expense recovery charges, since these rents and charges would represent a higher percentage of their sales. If the Company's tenants' sales decline, new tenants would be less likely to be willing to pay minimum rents as high as they would otherwise pay. In addition, as substantially all of the Company's income is derived from rentals of real property, its income and cash available for distribution to its stockholders would be adversely affected if a significant number of lessees were unable to meet their obligations to the Company. During times of economic recession, these risks will increase.

BANKRUPTCY OR STORE CLOSURES OF TENANTS MAY DECREASE THE COMPANY'S REVENUES AND AVAILABLE CASH

A number of companies in the retail industry, including some of the Company's tenants, have declared bankruptcy or voluntarily closed certain of their stores in recent years. The bankruptcy or closure of a major tenant, particularly an anchor tenant, may have a material adverse effect on the retail properties affected and the income produced by these properties and may make it substantially more difficult to lease the remainder of the affected retail properties. The Company's leases generally do not contain provisions designed to ensure the creditworthiness of the tenant. As a result, the bankruptcy or closure of a major tenant could result in a lower level of cash available for distribution to General Growth stockholders.

IT MAY BE DIFFICULT TO BUY AND SELL REAL ESTATE QUICKLY, AND TRANSFER RESTRICTIONS APPLY TO SOME OF THE COMPANY'S MORTGAGED PROPERTIES

Equity real estate investments are relatively illiquid, and this characteristic tends to limit the Company's ability to vary its portfolio promptly in response to changes in economic or other conditions. In addition, significant expenditures associated with each equity investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investment. If income from a property declines while the related expenses do not decline, the Company's income and cash available for distribution to General Growth stockholders would be adversely affected. A significant portion of the Company's properties are mortgaged to secure payment of indebtedness, and if the Company were unable to meet its mortgage payments, the Company could lose money as a result of foreclosure on the properties by the various mortgagees. In addition, if it becomes necessary or desirable for the Company to dispose of one or more of the mortgaged properties, the Company might not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect the level of cash available for distribution to General Growth's stockholders. If persons selling properties to the Company wish to defer the payment of taxes on the sales proceeds, the Company is likely to pay them in units of limited partnership interest in the operating partnership. In transactions of this kind, the Company may also agree, subject to certain exceptions, not to sell the acquired properties for significant periods of time.

RISKS RELATED TO THE COMPANY'S BUSINESS

THE COMPANY MAY ACQUIRE OR DEVELOP NEW PROPERTIES, AND THIS ACTIVITY IS SUBJECT TO VARIOUS RISKS

The Company intends to continue to pursue development and expansion activities as opportunities arise. In connection with any development or expansion, it will be subject to various risks, including the following:

      -     the Company may abandon development or expansion activities;

      - construction costs of a project may exceed original estimates or available financing, possibly making the project unfeasible or unprofitable;

      - the Company may not be able to obtain financing or to refinance construction loans, which generally have full recourse to it

      - the Company may not be able to obtain zoning, occupancy or other required governmental permits and authorizations;

      - occupancy rates and rents at a completed project may not meet projections and, therefore, the project may not be profitable; and

      - the Company may need anchor, mortgage lender and property partner approvals, if applicable, for expansion activities.

If a development project is unsuccessful, the Company's loss could exceed its investment in the project.

IF THE COMPANY IS UNABLE TO MANAGE ITS GROWTH EFFECTIVELY, ITS FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED

The Company has experienced rapid growth in recent years, increasing its total consolidated assets from approximately $1.8 billion at December 31, 1996 to approximately $11.5 billion at September 30, 2004. Assuming the Company completes its merger with Rouse, the Company's total consolidated assets would exceed approximately $25 billion. The Company may continue this rapid growth for the foreseeable future by acquiring or developing properties when it believes that market circumstances and investment opportunities are attractive. The Company may not, however, be able to manage its growth effectively or to maintain a similar rate of growth in the future, and the failure to do so may have a material adverse effect on the Company's financial condition and results of operations.

THE COMPANY MAY INCUR COSTS TO COMPLY WITH ENVIRONMENTAL LAWS

Under various federal, state or local laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property, and may be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred by the parties in connection with the contamination. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous or toxic substances. The presence of contamination or the failure to remediate contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral. Other federal, state and local laws, ordinances and regulations require abatement or removal of asbestos-containing materials in the event of demolition or some renovations or remodeling and also govern emissions of and exposure to asbestos fibers in the air. Federal and state laws also regulate the operation and removal of underground storage tanks. In connection with the ownership, operation and management of the Company's properties, it could be held liable for the costs of remedial action with respect to these regulated substances or tanks or related claims.

Each of the Company's properties has been subjected to varying degrees of environmental assessment at various times. The environmental assessments did not reveal any material adverse environmental condition. However, the identification of new areas of contamination, a change in the extent or known scope of contamination or changes in cleanup requirements could result in significant costs to us. See "Business--Environmental Matters" in the Company's Annual Report on Form 10-K for the year ended December 31, 2003 for more information about environmental conditions at the Company's properties.

THE COMPANY IS IN A COMPETITIVE BUSINESS

There are numerous shopping facilities that compete with the Company's properties in attracting retailers to lease space. In addition, retailers at the Company's properties face continued competition from discount shopping centers, lifestyle centers, outlet malls, wholesale and discount shopping clubs, direct mail, telemarketing, television shopping networks and shopping via the Internet. Competition of this type could adversely affect the Company's revenues and cash available for distribution to stockholders.

The Company competes with other major real estate investors with significant capital for attractive investment opportunities. These competitors include other REITs, investment banking firms and private institutional investors. This competition has increased prices for commercial properties and may impair the Company's ability to make suitable property acquisitions on favorable terms in the future. See "Business--Competition" in the Company's Annual Report on Form 10-K for the year ended December 31, 2003 for more information about competition in the Company's markets.

THE COMPANY MAY NOT BE ABLE TO OBTAIN CAPITAL TO MAKE INVESTMENTS

The Company depends primarily on external financing to fund the growth of its business. This is because one of the requirements of the Internal Revenue Code of 1986, as amended, which the Company refers to as the "Code," for a REIT generally is that it distribute 90% of its net taxable income, excluding net capital gains, to its stockholders. The Company's access to debt or equity financing depends on banks' willingness to lend to the Company and on conditions in the capital markets in general. General Growth and other companies in the real estate industry have experienced less favorable terms for bank loans and capital markets financing from time to time. Although The Company believes, based on current market conditions, that it will be able to finance investments it wishes to make in the foreseeable future, financing might not be available on acceptable terms. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Results of the Company" in the Company's Annual Report on Form 10-K for the year ended December 31, 2003 and in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, and the Notes to the Consolidated Financial Statements in the same reports for information about the Company's available sources of funds.

SOME OF THE COMPANY'S POTENTIAL LOSSES MAY NOT BE COVERED BY INSURANCE

The Company carries comprehensive liability, fire, flood, earthquake, terrorism, extended coverage and rental loss insurance on all of its properties. The Company believes the policy specifications and insured limits of these policies are adequate and appropriate. There are, however, some types of losses, including lease and other contract claims, that generally are not insured. If an uninsured loss or a loss in excess of insured limits occurs, the Company could lose all or a portion of the capital it has invested in a property, as well as the anticipated future revenue from the property. If this happens, the Company might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property.

THE COMPANY IS SUBJECT TO RISKS THAT AFFECT THE GENERAL RETAIL ENVIRONMENT

The Company's concentration in the regional mall market means that it is subject to factors that affect the retail environment generally, including the level of consumer spending, the willingness of retailers to lease space in its shopping centers and tenant bankruptcies. In addition, the Company is exposed to the risk that terrorist activities, or the threat of such activities, may discourage consumers from visiting its malls and impact consumer confidence.

RISKS RELATING TO THE ROUSE MERGER

THE COMPANY MAY BE UNABLE TO INTEGRATE THE OPERATIONS OF GENERAL GROWTH AND ROUSE SUCCESSFULLY AND MAY NOT REALIZE THE FULL ANTICIPATED BENEFITS OF THE MERGER

Achieving the anticipated benefits of the transaction will depend in part upon the Company's ability to integrate the two companies' businesses in an efficient and effective manner. The Company's attempt to integrate two companies that have previously operated independently may result in significant challenges, and it may be unable to accomplish the integration smoothly or successfully. In particular, the necessity of coordinating geographically dispersed organizations and addressing possible differences in corporate cultures and management philosophies may increase the difficulties of integration. The integration will require the dedication of significant management resources, which may temporarily distract management's attention from the day-to-day operations of the businesses of the combined company. The process of integrating operations after the transaction could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company's businesses and the loss of key personnel. Employee uncertainty and lack of focus during the integration process may also disrupt the businesses of the combined company. In addition, the Company may face difficulties integrating aspects of the combined company's business that it has not historically focused on, such as the community development business. Any inability of management to integrate the operations of General Growth and Rouse successfully could have a material adverse effect on the business and financial condition of the combined company.

RISKS RELATED TO THE COMPANY'S ORGANIZATIONAL AND FINANCIAL STRUCTURE THAT GIVE RISE TO OPERATIONAL AND FINANCIAL RISKS, INCLUDING THOSE DESCRIBED BELOW

THE COMPANY SHARES CONTROL OF SOME OF ITS PROPERTIES WITH OTHER INVESTORS AND MAY HAVE CONFLICTS OF INTEREST WITH THOSE INVESTORS

As of September 30, 2004, the Company owned partial interests ranging from 16.67% to 51% in 46 retail properties. The Company generally makes all operating decisions for these retail properties, but the Company is required to make other decisions jointly with the other investors who have interests in the relevant property or properties. For example, the consent of certain of the other relevant investors is required with respect to approving operating budgets, refinancing, encumbering, expanding or selling any of these properties. The Company might not have the same interests as the other investors in relation to these transactions. Accordingly, the Company might not be able to favorably resolve any of these issues, or it might have to provide financial or other inducement to the other investors to obtain a favorable resolution.

      In addition, various restrictive provisions and rights apply to sales or transfers of interests in the Company's jointly owned properties. These may work to the Company's disadvantage because, among other things, the Company might be required to make decisions about buying or selling interests in a property or properties at a time that is disadvantageous to it or it might be required to purchase the interests of the Company's partners in its jointly owned properties.

BANKRUPTCY OF JOINT VENTURE PARTNERS COULD IMPOSE DELAYS AND COSTS ON THE COMPANY WITH RESPECT TO THE JOINTLY OWNED RETAIL PROPERTIES

The bankruptcy of one of the other investors in any of the Company's jointly owned shopping centers could materially and adversely affect the relevant property or properties. Under the bankruptcy laws, the Company would be precluded by the automatic stay from taking some actions affecting the estate of the other investor without prior approval of the bankruptcy court, which would, in most cases, entail prior notice to other parties and a hearing in the bankruptcy court. At a minimum, the requirement to obtain court approval may delay the actions the Company would or might want to take. If the relevant joint venture through which the Company has invested in a property has incurred recourse obligations, the discharge in bankruptcy of one of the other investors might result in the Company's ultimate liability for a greater portion of those obligations than it would otherwise bear.

PAYMENTS BY THE COMPANY'S DIRECT AND INDIRECT SUBSIDIARIES OF DIVIDENDS AND DISTRIBUTIONS TO THE COMPANY MAY BE ADVERSELY AFFECTED BY PRIOR PAYMENTS TO THESE SUBSIDIARIES' CREDITORS AND PREFERRED SECURITY HOLDERS

Substantially all of the Company's assets are owned through the Company's general partnership interest in the operating partnership. The operating partnership holds substantially all of its properties and assets through subsidiaries, including subsidiary partnerships, limited liability companies and corporations that have elected to be taxed as REITs. The operating partnership therefore derives substantially all of its cash flow from cash distributions to it by its subsidiaries, and the Company in turn derives substantially all of its cash flow from cash distributions to the Company by the operating partnership. The creditors and preferred security holders, if any, of each of the Company's direct and indirect subsidiaries are entitled to payment of that subsidiary's obligations to them, when due and payable, before that subsidiary may make distributions to the Company. Thus, the operating partnership's ability to make distributions to its partners, including the Company, depends on its subsidiaries' ability first to satisfy their obligations to their creditors and preferred security holders, if any, and then to make distributions to the operating partnership. Similarly, the Company's ability to pay dividends to holders of common stock depends on the operating partnership's ability first to satisfy its obligations to its creditors and preferred security holders, if any, and then to make distributions to the Company.

In addition, the Company will have the right to participate in any distribution of the assets of any of its direct or indirect subsidiaries upon the liquidation, reorganization or insolvency of the subsidiary only after the claims of the creditors, including trade creditors, and preferred security holders, if any, of the subsidiary are satisfied. General Growth's common stockholders, in turn, will have the right to participate in any distribution of the Company's assets upon the liquidation, reorganization or insolvency of the Company only after the claims of its creditors, including trade creditors, and preferred security holders are satisfied.

GENERAL GROWTH MIGHT FAIL TO QUALIFY OR REMAIN QUALIFIED AS A REIT

Although the Company believes that it will remain structured and will continue to operate so as to qualify as a REIT for federal income tax purposes, it might not continue to be so qualified. Qualification as a REIT for federal income tax purposes involves the application of highly technical and complex provisions of the Code for which there are only limited judicial or administrative interpretations. Therefore, the determination of various factual matters and circumstances not entirely within the Company's control may impact its ability to qualify as a REIT. In addition, legislation, new regulations, administrative interpretations or court decisions might significantly change the tax laws with respect to the requirements for qualification as a REIT or the federal income tax consequences of qualification as a REIT.

If, with respect to any taxable year, General Growth fails to maintain its qualification as a REIT, it would not be allowed to deduct distributions to stockholders in computing its taxable income and federal income tax. The corporate level income tax, including any applicable alternative minimum tax, would apply to General Growth's taxable income at regular corporate rates. As a result, the amount available for distribution to stockholders would be reduced for the year or years involved, and the Company would no longer be required to make distributions. In addition, unless it were entitled to relief under the relevant statutory provisions, General Growth would be disqualified from treatment as a REIT for the taxable years following the year during which qualification was lost. Notwithstanding that General Growth currently intends to operate in a manner designed to allow it to qualify as a REIT, future economic, market, legal, tax or other considerations may cause the Company to determine that it is in its best interest and the best interest of its stockholders to revoke the REIT election.

AN OWNERSHIP LIMIT AND CERTAIN ANTI-TAKEOVER DEFENSES AND APPLICABLE LAW MAY HINDER ANY ATTEMPT TO ACQUIRE THE COMPANY

The Ownership Limit. Generally, for General Growth to maintain its qualification as a REIT under the Code, not more than 50% in value of the outstanding shares of the Company's capital stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of the Company's taxable year. The Code defines "individuals" for purposes of the requirement described in the preceding sentence to include some types of entities. Under the Company's Second Amended and Restated Certificate of Incorporation, as amended, no person other than Martin Bucksbaum (deceased), Matthew Bucksbaum, their families and related trusts and entities, including M.B. Capital Partners III, may own more than 7.5% of the value of General Growth's outstanding capital stock. These restrictions on transferability and ownership may delay, deter or prevent a change in control of the Company's company or other transaction that might involve a premium price or otherwise be in the best interest of its stockholders.

Selected Provisions of the Company's Charter Documents. The Company's board of directors is divided into three classes of directors. Directors of each class are chosen for three-year staggered terms. Staggered terms of directors may reduce the possibility of a tender offer or an attempt to change control of the Company's company, even though a tender offer or change in control might be in the best interest of its stockholders. The Company's charter authorizes the board of directors:

      - to cause the Company to issue additional authorized but unissued shares of common stock or preferred stock;

      - to classify or reclassify, in one or more series, any unissued preferred stock; and

      - to set the preferences, rights and other terms of any classified or reclassified stock that the Company issues.

The board of directors could establish a series of preferred stock whose terms could delay, deter or prevent a change in control of the Company or other transaction that might involve a premium price or otherwise be in the best interest of its stockholders.

Stockholder Rights Plan. The Company has a stockholder rights plan, which may delay, deter or prevent a change in control unless the acquiror negotiates with the Company's board of directors and the board of directors approves the transaction. The Company's charter and bylaws contain other provisions that may delay, deter or prevent a change in control or other transaction that might involve a premium price or otherwise be in the best interest of the Company's stockholders.

Selected Provisions of Delaware Law. The Company is a Delaware corporation, and
Section 203 of the Delaware General Corporation Law applies to it. In general,
Section 203 prevents an "interested stockholder," as defined in the next sentence, from engaging in a "business combination," as defined in the statute, with the Company for three years following the date that person becomes an interested stockholder unless:

      - before that person became an interested stockholder, the Company's board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

      - upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of General Growth's voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of the company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

      - following the transaction in which that person became an interested stockholder, the business combination is approved by the Company's board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of General Growth's outstanding voting stock not owned by the interested stockholder.

The statute defines "interested stockholder" to mean generally any person that is the owner of 15% or more of General Growth's outstanding voting stock or is an affiliate or associate of the Company and was the owner of 15% or more of the Company's outstanding voting stock at any time within the three-year period immediately before the date of determination. The provisions of this statute may delay, deter or prevent a change in control of the Company or other transaction that might involve a premium price or otherwise be in the best interest of its stockholders.

RISKS RELATING TO THE COMPANY'S COMMON STOCK

THE COMPANY'S COMMON STOCK PRICE MAY BE VOLATILE, AND CONSEQUENTLY INVESTORS MAY NOT BE ABLE TO RESELL THEIR COMMON STOCK AT OR ABOVE THE SUBSCRIPTION PRICE

The price at which the Company's common stock will trade may be volatile and may fluctuate due to factors such as:

      - the Company's historical and anticipated quarterly and annual operating results;

      - variations between the Company's actual results and analyst and investor expectations or changes in financial estimates and recommendations by securities analysts;

      -     the performance and prospects of the Company's industry;

      - the depth and liquidity of the market for General Growth's common stock;

      - investor perception of the Company and the industry in which it operates;

      -     domestic and international economic conditions;

      -     the extent of institutional investor interest in the Company;

      - the reputation of REITs generally and the attractiveness of their equity securities in comparison to other equity securities, including securities issued by other real estate companies, and fixed income securities;

      -     the Company's financial condition and performance; and

      -     conditions and trends in general market conditions.

Fluctuations may be unrelated to or disproportionate to the Company's financial performance. These fluctuations may result in a material decline in the trading price of General Growth's common stock.

FUTURE SALES OF GENERAL GROWTHS COMMON STOCK MAY DEPRESS ITS STOCK PRICE

No prediction can be made as to the effect, if any, that future sales of General Growth's common stock, or the availability of common stock for future sales, will have on the market price of the stock. Sales in the public market of substantial amounts of General Growth's common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for its common stock. As of October 18, 2004, approximately 62.8 million shares of common stock were reserved for issuance upon exercise of conversion and/or redemption rights as to units of limited partnership interest in the operating partnership. Under its shelf registration statement, the Company may offer from time to time up to $2,000,000,000 worth of common stock, preferred stock, depositary shares, debt securities, warrants, stock purchase contracts and/or purchase units. In addition, the Company has reserved a number of shares of common stock for issuance under its employee benefit plans and in connection with certain other obligations, and these shares will be available for sale from time to time. The Company has granted options to purchase additional shares of common stock to some of its directors, executive officers and employees. The Company cannot predict the effect that future sales of shares of common stock, or the perception that sales of common stock could occur, will have on the market prices of its equity securities.

INCREASES IN MARKET INTEREST RATES MAY HURT THE MARKET PRICE OF GENERAL GROWTH'S COMMON STOCK

The Company believes that investors consider the distribution rate on REIT stocks, expressed as a percentage of the price of the stocks, relative to market interest rates as an important factor in deciding whether to buy or sell the stocks. If market interest rates go up, prospective purchasers of REIT stocks may expect a higher distribution rate. Higher interest rates would not, however, result in more funds being available for the Company to distribute and, in fact, would likely increase its borrowing costs and might decrease its funds available for distribution. Thus, higher market interest rates could cause the market price of General Growth's common stock to decline.